UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42737

ALMONTY INDUSTRIES INC.

(Translation of registrant’s name into English)

100 King Street West, Suite 5700

Toronto, ON M5X 1C7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibits 1.1, 99.3, 99.4, 99.5, and 99.6 of this Form 6-K of Almonty Industries Inc. (the “Company”) are hereby incorporated by reference into the registration statement on Form F-10 (File No. 333-291009) of the Company, as amended or supplemented.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

1.1	Underwriting Agreement dated December 8, 2025, by and between the Company and BofA Securities, Inc., as Representative.
99.1	Press Release dated December 8, 2025, Announcing Launch of Public Offering of Common Shares in the United States.
99.2	Press Release dated December 9, 2025, Announcing Pricing of Public Offering of Common Shares in the United States.
99.3	Consent of Norton Rose Fulbright Canada LLP.
99.4	Consent of Norton Rose Fulbright US LLP.
99.5	Consent of Zeifmans LLP.
99.6	Consent of Adam Wheeler.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALMONTY INDUSTRIES INC.

Date: December 9, 2025
	By:	/s/ Brian Fox
	Name:	Brian Fox
	Title:	Chief Financial Officer